FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated financial results for the third quarter ended December 31, 2004 which were filed with the Tokyo Stock Exchange on January 27, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2005

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Executive Vice President and CFO

Consolidated Financial Results

for the Third Quarter Ended December 31, 2004

(Prepared in Accordance with U.S. GAAP)

January 27, 2005

KONAMI CORPORATION

Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

Stock code number, TSE:	9766

Ticker symbol, NYSE:	KNM

URL:	http://www.konami.co.jp

Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange

Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer

Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)

1. Preparation Basis for Consolidated Financial Results for the Third Quarter Ended December 31, 2004

(1)	Adoption of U.S. GAAP:	Yes
(2)	Change in accounting policies:	None
(3)	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method
	Number of consolidated subsidiaries:	28
	Number of affiliated companies accounted for by the equity method:	3
(4)	Changes in reporting entities
	Number of consolidated subsidiaries added:	0
	Number of consolidated subsidiaries removed:	0
	Number of affiliated companies added:	0
	Number of affiliated companies removed:	0
(5)	Financial information presented herein was not audited by independent public accountants.

2.	Consolidated Financial Results for the Third Quarter Ended December 31, 2004 and for the Nine Months Ended December 31, 2004

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

(Millions of Yen, except per share data)

	Net revenues	Change	Operating income	Change	Income before income taxes	Change
Third quarter ended December 31, 2004	¥81,494	(1.0)%	¥16,037	20.4%	¥15,355	18.5%
Third quarter ended December 31, 2003	82,310	5.3	13,321	(2.4)	12,963	(1.0)

Nine months ended December 31, 2004	195,503	(7.9)	27,888	(20.4)	26,941	(23.8)
Nine months ended December 31, 2003	212,286	10.9	35,019	47.1	35,371	52.2

Year ended March 31, 2004	273,412		40,713		40,107

	Net income	Change	Net income per share (Yen)	Diluted net income per share (Yen)
Third quarter ended December 31, 2004	¥8,389	4.3%	¥70.16	¥70.16
Third quarter ended December 31, 2003	8,044	(3.9)	66.76	66.76

Nine months ended December 31, 2004	10,015	(47.0)	83.38	83.38
Nine months ended December 31, 2003	18,903	48.4	156.89	156.89

Year ended March 31, 2004	20,104		166.86	166.86

Notes:

1.	Change (%) of net revenues, operating income, income before income taxes, and net income represents the increase or decrease relative to the same period of the previous year

2.	Equity in net income (loss) of affiliated companies

Third quarter ended December 31, 2004:	¥135	million
Third quarter ended December 31, 2003:	311	million
Nine months ended December 31, 2004:	(2,416)	million
Nine months ended December 31, 2003:	541	million
Year ended March 31, 2004:	252	million

3.	Weighted-average common shares outstanding (consolidated)

Third quarter ended December 31, 2004:	119,567,336	shares
Third quarter ended December 31, 2003:	120,483,726	shares
Nine months ended December 31, 2004:	120,116,594	shares
Nine months ended December 31, 2003:	120,484,014	shares
Year ended March 31, 2004:	120,483,869	shares

(2) Consolidated Financial Position

(Millions of Yen, except per share amounts)

	Total assets	Total stockholders’ equity	Equity-assets Ratio	Total stockholders’ equity per share (Yen)
December 31, 2004	¥306,874	¥103,445	33.7%	¥865.78
December 31, 2003	302,370	101,558	33.6	842.92

March 31, 2004	294,497	102,129	34.7	847.66

Note:

Number of shares outstanding (consolidated)

December 31, 2004:	119,481,820	shares
December 31, 2003:	120,483,525	shares
March 31, 2004:	120,483,252	shares

(3) Consolidated Cash Flows

(Millions of Yen)

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Nine months ended December 31, 2004	¥12,300	¥(11,173)	¥(11,887)	¥76,719
Nine months ended December 31, 2003	23,136	(1,248)	(11,992)	84,287

Year ended March 31, 2004	34,326	(7,001)	(14,141)	86,885

3. Forecast for the Year Ending March 31, 2005

(Millions of Yen)

	Net revenues	Operating income	Income before income taxes	Net income
Year ending March 31, 2005	¥275,000	¥28,000	¥27,000	¥11,000

Note:

Expected net income per share for the year ending March 31, 2005 is ¥ 91.80.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the amusement and health industry providing customers with “High Quality Life” and is comprised of KONAMI CORPORATION (the “Company”), its 28 consolidated subsidiaries and 3 equity method affiliates.

Each of the Company, its subsidiaries and affiliated companies is categorized into business segments based on its operations as stated below.

Business segment categorization is based on the same criteria explained below under “6. Segment Information (Unaudited) ”.

Business Segments	Major Companies
Computer & Video Games		The Company
Konami Marketing Japan, Inc.
Konami Computer Entertainment Studios, Inc. (*2)
	Domestic	Konami Computer Entertainment Tokyo, Inc. (*2)
Konami Computer Entertainment Japan, Inc. (*2)
Konami Online, Inc. (*2), TAKARA CO., LTD. (*3)
HUDSON SOFT CO., LTD. (*3), Genki Co., Ltd. (*3)

Konami Digital Entertainment, Inc.
	Overseas	Konami of Europe GmbH, Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc., One other company

Toy & Hobby		The Company
	Domestic	Konami Marketing Japan, Inc.
Konami Media Entertainment, Inc.
Konami Traumer, Inc., Konami Online, Inc. (*2)

Konami Marketing, Inc.
	Overseas	Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.

Amusement		The Company
	Domestic	Konami Marketing Japan, Inc.
KPE, Inc., Konami Online, Inc. (*2), One other company

Konami Marketing, Inc.
	Overseas	Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.

	Domestic	The Company
Gaming
	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd, One other company

Health & Fitness		Konami Sports Corporation
	Domestic	Konami Sports Life Corporation
Konami Online, Inc. (*2), One other company

Other		Konami Marketing Japan, Inc., Konami School, Inc.
	Domestic	Konami Computer Entertainment School, Inc.
Konami Real Estate, Inc.,
One other company

	Overseas	Konami Corporation of America
Konami Corporation of Europe B.V., One other company

Notes:

*1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.
*2.	In a meeting of the Board of Directors held on December 16, 2004, a merger among the Company, Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., Konami Computer Entertainment Japan, Inc., and Konami Online, Inc. effective April 1, 2005 was resolved, and the related merger agreement was entered into.
*3.	These are equity method affiliates.

2. Business Performance and Cash Flows

1. Business Performance

(1) Overview

The entertainment industry in which we operate enjoyed a booming market in the third quarter of the current fiscal year especially as to year-end sales with the release of new-style portable game consoles by Nintendo Co., Ltd. and Sony Computer Entertainment Inc. In the health industry, demand continued to be strong with increased interests in sports due to the outstanding performances by Japanese athletes at the Olympics Games in Athens this summer.

In the Computer & Video Games segment, the long-awaited releases of the blockbuster METAL GEAR SOLID 3 SNAKE EATER both in Japan and the U.S. generated favorable sales. Our newly released software titles for the latest generations of new-style portable game consoles included MAH-JONG FIGHT CLUB, etc. for the PSP from Sony Computer Entertainment Inc. and THE PRINCE OF TENNIS 2005 CRYSTALDRIVE for the Nintendo DS from Nintendo Co., Ltd.

In the Toy & Hobby segment, sales of the Yu-Gi-Oh! Trading Card Game remained strong in the U.S. and Europe. We also launched NEKKETSU PAWAPUROCHAMP, the latest title in the new virtual game PLAY-POEMS series, during the year-end sales.

In the Amusement segment, the cumulative number of subscribers to our online arcade game service exceeded three million. Our amusement games continued to enjoy high popularity, especially MAH-JONG FIGHT CLUB3.

In the Gaming segment, we achieved steady growth by expanding sales areas through the acquisition of gaming licenses and enhancing product lineups. We are also constructing a new facility to keep in pace with expected increase in sales in the future.

In the Health & Fitness segment, a large number of our sports club members participated in the HONOLULU MARATHON 2004, an event co-sponsored by Konami Sports Corporation. We announced the opening of a new Konami Sports outlet in Okinawa as part of our ongoing effort to expand our nationwide network of facilities.

As a result of the foregoing, our consolidated net revenues were ¥81,494 million for the three months ended December 31, 2004 (99.0% of consolidated net revenues for the same period of the previous year) and ¥195,503 million for the nine months ended December 31, 2004 (92.1% of consolidated net revenues for the same period of the previous year). Consolidated operating income stood at ¥16,037 million for the three months ended December 31, 2004 (120.4% of consolidated operating income for the same period of the previous year) and ¥27,888 million for the nine months ended December 31, 2004 (79.6% of consolidated operating income for the same period of the previous year). Consolidated net income stood at ¥8,389 million for the three months ended December 31, 2004 (104.3% of consolidated net income for the same period of the previous year) and ¥10,015 million for the nine months ended December 31, 2004 (53.0% of consolidated net income in the same period of the previous year).

(2) Merger with Software Production Subsidiaries

In a meeting of the Board of Directors held on December 16, 2004, a merger among the Company and its software production subsidiaries, Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., and Konami Computer Entertainment Japan, Inc. effective April 1, 2005 was resolved. Also, by simultaneously merging with Konami Online, Inc., our core subsidiary in our online game business, we will be integrating and sharing our creators and production know-how, which separated so far among three production companies, and will be concentrating our managerial resources on online game business, an area expected to grow in the future.

(3) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen
	Nine months ended December 31, 2003	Nine months ended December 31, 2004
Computer & Video Games	¥73,336	¥73,161
Toy & Hobby	47,546	30,815
Amusement	24,819	25,160
Gaming	7,998	8,661
Health & Fitness	59,690	59,687
Other, Corporate and Eliminations	(1,103)	(1,981)

Consolidated net revenues	¥212,286	¥195,503

In the Computer & Video Games segment, we released a new title for the METAL GEAR series, METAL GEAR SOLID 3 SNAKE EATER, in North America in November 2004 and in Japan in December. The series achieved cumulative sales of 14.6 million units. The METAL GEAR SOLID 3 SNAKE EATER is receiving high reviews in various media and the unit sales are growing steadily. In Europe, Pro Evolution Soccer 4, the latest title in the popular Pro Evolution Soccer series, tallied a million sales with its release in October release. The Pro Evolution Soccer series (named the WINNING ELEVEN series in the Japanese market) achieved million-sales for three consecutive terms in Japan and Europe, respectively. In North America, our new original title RUMBLE ROSES received favorable reviews after its release in November.

As a result, consolidated net revenues of the Computer & Video Games segment were ¥40,496 million for the three months ended December 31, 2004 and ¥73,161 million for the nine months ended December 31, 2004.

In the Toy & Hobby segment, we are strengthening our product lineup with a focus on toys for boys. In line with a new TV series which started in October 2004, we introduced THE JUSTIRISERS toys series, a follow-up to the GRANSAZERS series released earlier. The release of PLAY-POEMS, in November 2004, a new type of virtual game featuring high-performance semiconductor chips POEMS installed on-board, attests to our ongoing efforts to expand new markets. We also achieved steady sales for the globally marketed Yu-Gi-Oh! card game with new releases launched in Japan, the U.S., and Europe.

As a result, consolidated net revenues of the Toy & Hobby segment were at ¥12,818 million for the three months ended December 31, 2004 and ¥30,815 million for the nine months ended December 31, 2004.

In the Amusement segment, we received favorable reviews for new titles in our e-AMUSEMENT lineups of video games for amusement arcades, most notably QUIZ MAGIC ACADEMY II, the latest version of quiz battle that allows players to compete intellectually with others nationwide via an on-line connection and the MAH-JONG FIGHT CLUB series. Sales of music game series such as pop’n music 12 also remained strong. Among token-operated products, WingFantasia, a new product based on the concept of “ snakes-and-ladders,” with party-game-like fun which was not enjoyed by coin-operated machines before, expanded sales. Sales of GI-TURFWILD2, a token-operated horse racing game with a more advanced “ virtuality” and game features than GI-WINNING-SIRE, also growing steadily.

As a result, consolidated net revenues of the Amusement segment were ¥6,168 million for the three months ended December 31, 2004 and ¥25,160 million for the nine months ended December 31, 2004.

In the Gaming segment, we operate mainly in North America and Australia. In North America, we continued to mark solid sales, mainly in Nevada, California, Michigan and Wisconsin, with robust demand for video slot machines, our main product, and the Advantage Series, a mechanical slot machine product newly introduced during the previous fiscal year.

Although the Australian market leveled off, we had steady sales of our video slot machine products such as Show Queen. We are also aggressively developing sales in other overseas market, as well. We currently hold gaming licenses in 25 states in North America (20 states in the United States, 4 states in Canada, and 1 Commonwealth of the United States). During the third quarter, we also commenced sales activities in several U.S. states in which we had no previous experience, and expanding our sales areas. We own gaming licenses in every state in Australia.

As a result, consolidated net revenues of the Gaming segment were ¥2,763 million for the three months ended December 31, 2004 and ¥8,661 million for the nine months ended December 31, 2004.

In the Health & Fitness business, we expanded the Konami Sports Club network by consolidating two neighboring facilities in Ogaki, Gifu Prefecture, into a new-style, large-scale facility in November 2004. In JUNIOR FUNK, the dancing school in Undo-Jyuku (a sports school that promotes sound minds and sound bodies by enhancing the abilities of children through sports), we recently introduced STAR TEAM, a superior class for students selected from among applicants from the normal class to serve as a model for the children.

In the fitness products business, the EZ series, which utilize our knowledge in entertainment and network technologies, were successively introduced into Konami Sports Club, and has won highly favorable reviews from the customers. We also made efforts to increase sales of existing home-use products such as Refreshmentbike, a home use fitness machine equipped with a function to generate highly concentrated oxygen and negative ions, Kenshin-Keikaku, a PC software application to display and manage exercise data stored in the e-walkeylife, a pedometer with multi-functions, FLAVANGENOL UP50 and FLAVANGENOL MSMPLUS, our original supplement products, and Diet Channel and MARTIALBEAT2 for PlayStation2, a game application for fitness that emulates diet-related content.

As a result, consolidated net revenues of the Health & Fitness segment were ¥19,909 million for the three months ended December 31, 2004 and ¥ 59,687 million for the nine months ended December 31, 2004.

2. Cash Flows

Cash	flow summary for the nine months ended December 31, 2004:

	Millions of Yen
	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004
Net cash provided by operating activities	¥23,136	¥12,300	¥34,326
Net cash used in investing activities	(1,248)	(11,173)	(7,001)
Net cash used in financing activities	(11,992)	(11,887)	(14,141)
Effect of exchange rate changes on cash and cash equivalents	(289)	594	(979)
Net increase (decrease) in cash and cash equivalents	9,607	(10,166)	12,205
Cash and cash equivalents, end of the period	84,287	76,719	86,885

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥12,300 million for the nine months ended December 31, 2004, compared to ¥23,136 million for the nine months ended December 31, 2003. This resulted primarily from a net income of ¥10,015 million.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥11,173 million for the nine months ended December 31, 2004, compared to ¥1,248 million for the nine months ended December 31, 2003. This resulted primarily from capital expenditures of ¥11,270 million.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥11,887 million for the nine months ended December 31, 2004, compared to ¥11,992 million for the nine months ended December 31, 2003. This was primarily due to payments of dividends of ¥7,652 million and treasury stock acquisitions by the Company and its subsidiaries of ¥6,178 million.

3. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2003		December 31, 2004		March 31, 2004		December 31, 2004
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥84,287		¥76,719		¥86,885		$741,963
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥732 million, ¥ 795 million ($ 7,689 thousand) and ¥706 million at December 31, 2003, December 31, 2004 and March 31, 2004, respectively	36,460		40,352		25,438		390,251
Inventories	17,228		22,479		17,821		217,398
Deferred income taxes, net	13,167		14,456		13,895		139,807
Prepaid expenses and other current assets	10,045		8,020		8,727		77,564

Total current assets	161,187	53.3	162,026	52.8	152,766	51.9	1,566,983

PROPERTY AND EQUIPMENT, net	46,320	15.3	47,381	15.4	46,700	15.8	458,230

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	123		148		124		1,431
Investments in affiliates	12,823		9,713		12,514		93,936
Identifiable intangible assets	46,020		46,344		45,984		448,201
Goodwill	463		463		463		4,478
Lease deposits	23,983		23,481		23,967		227,089
Other assets	11,451		17,318		11,979		167,486

Total investments and other assets	94,863	31.4	97,467	31.8	95,031	32.3	942,621

TOTAL ASSETS	¥302,370	100.0	¥306,874	100.0	¥294,497	100.0	$2,967,834

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2003		December 31, 2004		March 31, 2004		December 31, 2004
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥3,562		¥7,118		¥2,585		$68,839
Current portion of long-term debt and capital lease obligations	2,892		17,735		2,900		171,518
Trade notes and accounts payable	19,073		17,623		15,998		170,435
Accrued income taxes	21,238		25,320		23,318		244,874
Accrued expenses	20,907		21,799		18,651		210,822
Deferred revenue	6,389		5,808		6,036		56,170
Other current liabilities	5,499		5,180		3,311		50,098

Total current liabilities	79,560	26.3	100,583	32.8	72,799	24.7	972,756
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	68,636		52,133		68,195		504,188
Accrued pension and severance costs	2,519		2,393		2,350		23,143
Deferred income taxes, net	19,370		20,757		19,195		200,745
Other long-term liabilities	3,307		2,302		2,420		22,263

Total long-term liabilities	93,832	31.0	77,585	25.3	92,160	31.3	750,339

TOTAL LIABILITIES	173,392	57.3	178,168	58.1	164,959	56.0	1,723,095

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	27,420	9.1	25,261	8.2	27,409	9.3	244,304

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 128,737,566 shares at December 31, 2003, December 31, 2004 and March 31, 2004	47,399	15.7	47,399	15.4	47,399	16.1	458,404
Additional paid-in capital	46,736	15.4	46,736	15.2	46,736	15.9	451,992
Retained earnings	32,577	10.8	37,308	12.2	33,779	11.4	360,812
Accumulated other comprehensive income (loss)	511	0.2	272	0.1	(119)	(0.0)	2,631

Total	127,223	42.1	131,715	42.9	127,795	43.4	1,273,839
Treasury stock, at cost- 8,254,041 shares, 9,255,746 shares and 8,254,314 shares at December 31, 2003, December 31, 2004 and March 31, 2004, respectively	(25,665)	(8.5)	(28,270)	(9.2)	(25,666)	(8.7)	(273,404)

Total stockholders’ equity	101,558	33.6	103,445	33.7	102,129	34.7	1,000,435

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥302,370	100.0	¥306,874	100.0	¥294,497	100.0	$2,967,834

4. Consolidated Statements of Operations (Unaudited)

(For the nine months ended December 31, 2004)

	Millions of Yen						Thousands of U.S. Dollars
	Nine months ended December 31, 2003		Nine months ended December 31, 2004		Year ended March 31, 2004		Nine months ended December 31, 2004
		%		%		%
NET REVENUES:
Product sales revenue	¥153,901		¥136,953		¥196,136		$1,324,497
Service revenue	58,385		58,550		77,276		566,248

Total net revenues	212,286	100.0	195,503	100.0	273,412	100.0	1,890,745

COSTS AND EXPENSES:
Costs of products sold	88,520		81,192		115,229		785,223
Costs of services rendered	48,058		49,625		63,953		479,932
Selling, general and administrative	40,689		36,798		53,517		355,880

Total costs and expenses	177,267	83.5	167,615	85.7	232,699	85.1	1,621,035

Operating income	35,019	16.5	27,888	14.3	40,713	14.9	269,710

OTHER INCOME (EXPENSES):
Interest income	325		334		488		3,230
Interest expense	(648)		(703)		(865)		(6,799)
Other, net	675		(578)		(229)		(5,590)

Other income (expenses), net	352	0.2	(947)	(0.5)	(606)	(0.2)	(9,159)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	35,371	16.7	26,941	13.8	40,107	14.7	260,551
INCOME TAXES	15,039	7.1	11,987	6.1	18,035	6.6	115,928
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	20,332	9.6	14,954	7.7	22,072	8.1	144,623
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,970	0.9	2,523	1.3	2,220	0.8	24,400
EQUITY IN NET INCOME (LOSS) OF A FFILIATED COMPANIES	541	0.2	(2,416)	(1.3)	252	0.1	(23,366)

NET INCOME	¥18,903	8.9	¥10,015	5.1	¥20,104	7.4	$96,857

PER SHARE DATA:

	Yen			U.S. Dollars
	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004	Nine months ended December 31, 2004
Basic and diluted net income per share	¥156.89	¥83.38	¥166.86	$0.81

Weighted-average common shares outstanding	120,484,014	120,116,594	120,483,869

(For the third quarter ended December 31, 2004)

	Millions of Yen				Thousands of U.S. Dollars
	Third quarter ended December 31, 2003		Third quarter ended December 31, 2004		Third quarter ended December 31, 2004
		%		%
NET REVENUES:
Product sales revenue	¥62,640		¥62,020		$599,807
Service revenue	19,670		19,474		188,336

Total net revenues	82,310	100.0	81,494	100.0	788,143

COSTS AND EXPENSES:
Costs of products sold	37,902		35,783		346,064
Costs of services rendered	16,260		16,420		158,800
Selling, general and administrative	14,827		13,254		128,182

Total costs and expenses	68,989	83.8	65,457	80.3	633,046

Operating income	13,321	16.2	16,037	19.7	155,097

OTHER INCOME (EXPENSES):
Interest income	97		95		919
Interest expense	(223)		(228)		(2,205)
Other, net	(232)		(549)		(5,310)

Other income (expenses), net	(358)	(0.5)	(682)	(0.9)	(6,596)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	12,963	15.7	15,355	18.8	148,501
INCOME TAXES	4,370	5.3	6,168	7.5	59,652
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	8,593	10.4	9,187	11.3	88,849
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	860	1.0	933	1.1	9,023
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	311	0.4	135	0.1	1,306

NET INCOME	¥8,044	9.8	¥8,389	10.3	$81,132

PER SHARE DATA:

	Yen		U.S. Dollars
	Third quarter ended December 31, 2003	Third quarter ended December 31, 2004	Third quarter ended December 31, 2004
Basic and diluted net income per share	¥6.76	¥70.16	$0.68

Weighted-average common shares outstanding	120,483,726	119,567,336

5. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004	Nine months ended December 31, 2004
Cash flows from operating activities:
Net income	¥18,903	¥10,015	¥20,104	$96,857
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	6,499	6,506	8,528	62,921
Provision for doubtful receivables	(167)	127	(170)	1,228
Loss on sale or disposal of property and equipment, net	686	985	1,231	9,526
Loss (gain) on sale of marketable securities	(1,303)	46	(1,303)	445
Equity in net loss (income) of affiliated companies	(541)	2,416	(252)	23,366
Minority interest	1,970	2,523	2,220	24,400
Deferred income taxes	161	904	(651)	8,743
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(7,555)	(15,477)	3,033	(149,681)
Increase in inventories	(4,187)	(4,729)	(4,791)	(45,735)
Increase (decrease) in trade notes and accounts payable	1,220	1,498	(1,724)	14,487
Increase in accrued income taxes	7,507	1,908	9,456	18,453
Increase (decrease) in accrued expenses	1,516	3,277	(293)	31,692
Increase (decrease) in deferred revenue	854	(228)	501	(2,205)

Other, net	(2,427)	2,529	(1,563)	24,459

Net cash provided by operating activities	23,136	12,300	34,326	118,956
Cash flows from investing activities:
Capital expenditures	(3,272)	(11,270)	(8,788)	(108,994)
Proceeds from sales of property and equipment	207	566	281	5,474
Proceeds from sales of investments in marketable securities	1,593	22	1,596	213
Acquisition of new subsidiaries, net of cash acquired	(206)	—	(206)	—
Decrease in time deposits, net	63	—	63	—
Decrease in lease deposits, net	505	158	121	1,528
Other, net	(138)	(649)	(68)	(6,277)

Net cash used in investing activities	(1,248)	(11,173)	(7,001)	(108,056)
Cash flows from financing activities:
Net decrease in short-term borrowings	(4,812)	4,533	(5,789)	43,839
Proceeds from long-term debt	6,400	—	6,400	—
Repayments of long-term debt	(543)	(820)	(896)	(7,930)
Principal payments under capital lease obligations	(1,793)	(1,712)	(2,355)	(16,557)
Dividends paid	(8,959)	(7,652)	(8,970)	(74,004)
Purchases of treasury stock by parent company	(2)	(2,604)	(3)	(25,184)
Purchases of treasury stock by subsidiaries	(2,192)	(3,574)	(2,456)	(34,565)
Other, net	(91)	(58)	(72)	(560)

Net cash used in financing activities	(11,992)	(11,887)	(14,141)	(114,961)
Effect of exchange rate changes on cash and cash equivalents	(289)	594	(979)	5,744
Net increase (decrease) in cash and cash equivalents	9,607	(10,166)	12,205	(98,317)
Cash and cash equivalents, beginning of the period	74,680	86,885	74,680	840,280

Cash and cash equivalents, end of the period	¥84,287	¥76,719	¥86,885	$741,963

6. Segment Information (Unaudited)

a . Operations in Different Industries

(Nine months ended December 31)

Nine months ended December 31, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥71,497	¥47,480	¥24,287	¥7,998	¥59,670	¥1,354	¥212,286
Intersegment	1,839	66	532	—	20	(2,457)	—

Total	73,336	47,546	24,819	7,998	59,690	(1,103)	212,286
Operating expenses	58,924	29,513	16,619	7,504	57,326	7,381	177,267

Operating income (loss)	¥14,412	¥18,033	¥8,200	¥494	¥2,364	¥(8,484)	¥35,019

Nine months ended December 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥72,009	¥30,581	¥24,615	¥8,661	¥59,474	¥163	¥195,503
Intersegment	1,152	234	545	—	213	(2,144)	—

Total	73,161	30,815	25,160	8,661	59,687	(1,981)	195,503
Operating expenses	57,022	23,929	18,268	7,572	57,205	3,619	167,615

Operating income (loss)	¥16,139	¥6,886	¥6,892	¥1,089	¥2,482	¥(5,600)	¥27,888

Nine months ended December 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$696,412	$295,755	$238,056	$83,762	$575,184	$1,576	$1,890,745
Intersegment	11,141	2,263	5,271	—	2,060	(20,735)	—

Total	707,533	298,018	243,327	83,762	577,244	(19,159)	1,890,745
Operating expenses	551,470	231,422	176,673	73,230	553,240	35,000	1,621,035

Operating income (loss)	$156,083	$66,596	$66,654	$10,532	$24,004	$(54,159)	$269,710

(Year ended March 31, 2004)

Year ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥90,105	¥57,335	¥34,547	¥10,947	¥78,875	¥1,603	¥273,412
Intersegment	2,415	133	880	—	24	(3,452)	—

Total	92,520	57,468	35,427	10,947	78,899	(1,849)	273,412
Operating expenses	76,436	37,889	23,630	10,255	76,127	8,362	232,699

Operating income (loss)	¥16,084	¥19,579	¥11,797	¥692	¥2,772	(10,211)	¥40,713

(Third quarter ended December 31)

Third quarter ended December 31, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥34,302	¥16,060	¥8,633	¥2,833	¥19,994	¥488	¥82,310
Intersegment	489	31	227	—	17	(764)	—

Total	34,791	16,091	8,860	2,833	20,011	(276)	82,310
Operating expenses	28,319	9,986	5,570	2,680	18,651	3,783	68,989

Operating income (loss)	¥6,472	¥6,105	¥3,290	¥153	¥1,360	¥(4,059)	¥13,321

Third quarter ended December 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥40,082	¥12,707	¥6,121	¥2,763	¥19,756	¥65	¥81,494
Intersegment	414	111	47	—	153	(725)	—

Total	40,496	12,818	6,168	2,763	19,909	(660)	81,494
Operating expenses	28,518	9,532	4,574	2,431	19,166	1,236	65,457

Operating income (loss)	¥11,978	¥3,286	¥1,594	¥332	¥743	¥(1,896)	¥16,037

Third quarter ended December 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$387,640	$122,892	$59,197	$26,721	$191,064	$629	$788,143
Intersegment	4,004	1,072	455	—	1,480	(7,011)	—

Total	391,644	123,964	59,652	26,721	192,544	(6,382)	788,143
Operating expenses	275,803	92,185	44,236	23,510	185,358	11,954	633,046

Operating income (loss)	$115,841	$31,779	$15,416	$3,211	$7,186	$(18,336)	$155,097

Notes:	1.	Primary businesses of each segment are as follows:
		Computer & Video Games:	Production and sale of home-use video game software
		Toy & Hobby:	Production and sale of character related products
		Amusement:	Manufacture and sale of amusement arcade games and LCD units for pachinko machines
		Gaming:	Manufacture and sale of gaming machines for overseas market
		Health & Fitness	Operation of health and fitness clubs, production and sales of health and fitness related goods.
	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”
	3.	“Corporate” primarily consists of administrative expenses for the Company.
	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
	5.	Intersegment revenues primarily consist of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming and sales of hardware and components from Amusement to Computer & Video Games and Health & Fitness.
	6.	Segment name of Exercise Entertainment was changed to Health & Fitness in the forth quarter ended March 31,2004.

b . Operations in Geographic Areas

(Nine months ended December 31)

Nine months ended December 31, 2003	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥132,080	¥44,327	¥29,706	¥6,173	¥212,286	—	¥212,286
Intersegment	58,833	1,355	90	200	60,478	¥(60,478)	—

Total	190,913	45,682	29,796	6,373	272,764	(60,478)	212,286
Operating expenses	162,345	43,422	24,950	5,251	235,968	(58,701)	177,267

Operating income	¥28,568	¥2,260	¥4,846	¥1,122	¥36,796	¥(1,777)	¥35,019

Nine months ended December 31, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥131,306	¥32,840	¥25,472	¥5,885	¥195,503	—	¥195,503
Intersegment	44,336	1,083	48	154	45,621	¥(45,621)	—

Total	175,642	33,923	25,520	6,039	241,124	(45,621)	195,503
Operating expenses	153,070	31,928	22,287	4,940	212,225	(44,610)	167,615

Operating income	¥22,572	¥1,995	¥3,233	¥1,099	¥28,899	¥(1,011)	¥27,888

Nine months ended December 31, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,269,884	$317,602	$246,344	$56,915	$1,890,745	—	$1,890,745
Intersegment	428,781	10,473	464	1,490	441,208	$(441,208)	—

Total	1,698,665	328,075	246,808	58,405	2,331.953	(441,208)	1,890,745
Operating expenses	1,480,367	308,781	215,541	47,776	2,052,465	(431,430)	1,621,035

Operating income	$218,298	$19,294	$31,267	$10,629	$279,488	$(9,778)	$269,710

(Year ended March 31, 2004)

Year ended March 31, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,401	¥53,670	¥35,551	¥7,790	¥273,412	—	¥273,412
Intersegment	68,757	1,516	305	260	70,838	¥(70,838)	—

Total	245,158	55,186	35,856	8,050	344,250	(70,838)	273,412
Operating expenses	213,419	51,806	30,915	6,904	303,044	(70,345)	232,699

Operating income	¥31,739	¥3,380	¥4,941	¥1,146	¥41,206	¥(493)	¥40,713

(Third quarter ended December 31)

Third quarter ended December 31, 2003	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥47,268	¥17,301	¥15,616	¥2,125	¥82,310	—	¥82,310
Intersegment	21,167	1,201	2	21	22,391	¥(22,391)	—

Total	68,435	18,502	15,618	2,146	104,701	(22,391)	82,310
Operating expenses	61,203	16,444	11,686	1,899	91,232	(22,243)	68,989

Operating income	¥7,232	¥2,058	¥3,932	¥247	¥13,469	¥(148)	¥13,321

Third quarter ended December 31, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥45,630	¥18,418	¥15,373	¥2,073	¥81,494	—	¥81,494
Intersegment	22,627	231	—	111	22,969	¥(22,969)	—

Total	68,257	18,649	15,373	2,184	104,463	(22,969)	81,494
Operating expenses	58,185	16,831	12,375	1,752	89,143	(23,686)	65,457

Operating income	¥10,072	¥1,818	¥2,998	¥432	¥15,320	¥717	¥16,037

Third quarter ended December 31, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$441,296	$178,124	$148,675	$20,048	$788,143	—	$788,143
Intersegment	218,830	2,234	—	1,074	222,138	$(222,138)	—

Total	660,126	180,358	148,675	21,122	1,010,281	(222,138)	788,143
Operating expenses	562,718	162,776	119,681	16,944	862,119	(229,073)	633,046

Operating income	$97,408	$17,582	$28,994	$4,178	$148,162	$6,935	$155,097

Note:	1.	For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.

Notes:

1.	The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars as of December 31, 2004 of ¥103.40 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

2.	The consolidated financial statements presented herein were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

3.	Comprehensive income for the nine months ended December 31, 2003 and December 31, 2004 and for the year ended March 31, 2004 consisted of the following:

	Millions of yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Year ended March 31, 2004	Nine months ended December 31, 2004
Net income	¥18,903	¥10,015	¥20,104	$96,857
Other comprehensive income (loss):
Foreign currency translation adjustments	(491)	538	(1,108)	5,203
Net unrealized gains on available-for-sale securities	212	(147)	270	(1,422)
Adjustment for minimum pension liabilities	—	—	(71)	—

	(279)	391	(909)	3,781

Comprehensive income	¥18,624	¥10,406	¥19,195	$100,638